October 21, 2005


Mr. Kenneth H. Beer
Senior Vice President and Chief Financial Officer
Stone Energy Corporation
625 E. Kaliste Saloom Road
Lafayette, LA 70508


	Re:	Stone Energy Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 9, 2005
File No. 001-12074
Press Release dated October 6, 2005


Dear Mr. Prince:

      We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2004 and press release dated October 6, 2005; and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Results of Operations, page 21

Reserves, page 22

1. You present the average oil and gas prices used in determining reserves excluding the effects of hedges in place at year end.
The
guidance in SAB Topic 12(D)(3)(b) pertains to derivative contracts that are accounted for as cash flow hedges under SFAS 133, and requires hedge adjusted prices to be utilized in conducting the full cost ceiling test under Rule 4-10(c)(4) of Regulation S-X. Please comply with the requirements of this guidance, including the disclosure provisions. If you believe no revision is necessary due to the absence of different results applying this guidance, or regard the changes as immaterial, submit an analysis supporting your view.
Please ensure that you address the effect on the ceiling test, as well as the effect on the Standardized Measure of Discounted Future
Net Cash Flows.

Financial Statements

Consolidated Statement of Cash Flows, page F-5

2. Your adjustments to reconcile net income to net cash provided by operating activities do not include a reconciling item related to payables. The guidance in SFAS 95 paragraph 29 requires the reconciliation to include among other things, changes in payables pertaining to operating activities. Tell us the reasons you believe you would not need to revise your Statement to comply with the requirements of SFAS 95.

Note 9 - Hedging Activities, page F-17

3. Please disclose the estimated amount of unrealized gains or losses expected to be reclassified into earnings within the next 12 months to comply with the guidance in SFAS 133, paragraph 45 (b)(2).

Note 4 - Investment in Oil and Gas Properties, page F-14

4. Your table of unevaluated costs does not appear to include the amounts related to capitalized interest which you identify on page F-
9. As such, it appears you may need to revise the table to include the amount of capitalized interest in each of the respective years.
Additionally, you should provide a description of the current status of the significant properties or projects excluded from amortization, and the anticipated timing of including the costs in the amortization computation, to comply with Regulation S-X Rule 4-10(c)(7).







Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2004

Risk Factors, page 7

5. We could find no risk factor disclosing the risk you face from hurricanes in the Gulf of Mexico which you stated is the only reason for your decline in production in 2004. As approximately 90% of your reserves and production are in the Gulf of Mexico, include a risk factor disclosing the risks you face and how this risk has specifically affected your previous results as to production, loss of revenues and cost of repairs from hurricanes and other major storms in the Gulf of Mexico.

Properties, page 13

6. Provide more detailed reserve and production information. Indicate what percentage of your reserves and production is from which geographic area or individually significant fields. See Item
102 of Regulation S-K and Instruction 3 to Item 102 as to the required disclosure of production, reserves, locations, development and the nature of your interest for your significant properties. Note the SEC`s EDGAR program now accepts digital maps, so please include these as necessary.

Oil and Natural Gas Reserves, page 14

7. We note that you used four different third-party engineers in
2004
to determine your proved reserves. Indicate which independent third-party engineering firm worked on what part of your reserves and the percentage of your overall reserves they evaluated.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 20

8. We note that in the 2004 10-K report in the MD&A you informed investors that your 9% overall decrease in production for 2004 compared to 2003, was the result of extended downtime from Hurricane
Ivan. Tell us when your Gulf of Mexico production was fully restored from the effects of Hurricane Ivan and what the production was at the first of the year, just prior to the Hurricane and after production had been fully restored. Tell us if production in your other geographical areas declined from year-end 2003 to year-end 2004 and if so by how much.

9. We note that since 2002 your overall production rate has declined by over 15% and therefore, your statement in the 2004 10-K that your production decrease was solely due to weather appears to be incorrect. Tell us how you plan to provide investors with correct information about your past and future production rates.

10. Reconcile for us the fact that while your production since
2002
has declined by over 15% you increased your proved reserves over the same period by 10%.

Oil and Gas Reserve Information - Unaudited, page F-23

11. Expand the disclosure to provide the required information by geographic area.


Press Release dated October 6, 2005

12. You state that during the third quarter you conducted an internal review of all fields including using a third party engineering firm to review and re-map several of your largest Gulf of Mexico fields.
As we understand, you typically use third party engineering firms to evaluate your reserves. In your latest 10-K report you provide the consent of four such firms. Tell us the extent and nature of the work they performed at year- end 2004. Tell us which third party engineering firm performed the evaluation of your Gulf of Mexico fields at year-end 2004 that were revised downward and which third party engineering firm(s) reviewed those reserves in the third quarter. Describe the extent and nature of the work they performed during the third quarter review.

13. Provide us with the reasons that you performed a reserve review in the third quarter and if you perform a comparable review every year just prior to beginning the normal end-of-year reserve evaluation. Tell us how often in a year you perform a reserves review comparable to the one just performed in the third quarter.

14. Provide us with an itemized list of the fields and reservoirs that were included in the reserve revision and the amount of oil and gas reserves revised for each field and reservoir, and the classification of those reserves before revision. Tell us for each reserve classification in each field and reservoir, the data you obtained that prompted the reserve revision and when you received that data. For proved producing reserves that were included in the reserve revision provide to us a production graph over time for each reservoir and include on the graph the forecast of future production as of the December 31, 2004 reserve report. Also on the graph for each reservoir provide the actual production data through September
2005. Also tell us the remaining proved reserves that were estimated for each reservoir as of December 31, 2004. For proved undeveloped reserves provide a production graph of the estimated future production as of December 31, 2004 and the total proved reserves for each reservoir. Include all 2005 production data on the graph if the reserves were developed in 2005.

15. For each field and reservoir that was revised downward after the recent third quarter review, tell us when you first attributed proved reserves to each reservoir and the basis of that attribution.

16. Provide us with structure maps of the fields that had the reserve revisions with an outline of the proved area in each field prior to the reserve revision and the new outline of the proved area after the revision. Annotate on the maps the wells that were drilled into the reservoir, and distinguish between producing wells and dry holes, and include the date the wells were drilled the current producing rate and the proved reserves attributed to each well and the cumulative production for each well. We may have further comments.

17. Tell us how the reserve revision may affect any financial covenants for borrowings and credit facilities you may have that are based on proved reserves.

18. Your release is unclear in that you state you lost 3 platforms in
Hurricane Rita and 5 lesser structures or caissons were also lost. Please clarify for us if the loss of these platforms and facilities are related to the revisions of proved reserves. Tell us how many proved reserves were attributed to these structures and platforms and the current status of these reserves.

19. Tell us if any new wells were drilled in 2005 in the fields included in the reserve revision and, if so, when they were drilled and the production results obtained versus the production forecast in the prior reserve report of proved reserves. Tell us of any re-completions or work-overs in 2005 in these fields and the production rates after the re-completion or work-over versus that forecast in the prior reserve report of proved reserves.

20. Tell us if any of the properties that you revised your reserves downward on were located in the deepwater Gulf of Mexico, and if so, which ones.


Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Mark A. Wojciechowski at (202) 551-3759 or, in
his absence, Karl Hiller at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.
You may contact James Murphy, Petroleum Engineer, at (202) 551-
3703
if you have questions related to engineering issues and related disclosures. Please contact me at (202) 551-3740 with any other questions.


								Sincerely,



								H. Roger Schwall
								Assistant Director
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Mr. Kenneth H. Beer
Stone Energy Corporation
October 21, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010